

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

<u>Via E-Mail</u>
Jilliene Helman
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT I, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed January 18, 2019**
> **File No. 024-10840**

Dear Helman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

1. We note your response to prior comment 1 and that you have previously filed the subscription agreement. Please specifically identify where the information incorporated by reference can be found and include a hyperlink to the incorporated document on EDGAR.

2. We note your response to prior comment 2 and the arbitration provision in Section 14 of your Subscription Agreement. Please revise your disclosure to more clearly describe the provision, in addition to the following:

   - Describe specifically the basis for your belief that the provision is enforceable under federal law and state law;
   - Clarify whether the provision applies to claims under the US federal securities laws and the rules and regulations thereunder; and

- To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Please contact Rahul Patel at 202-551-3799 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Shannon A. McNulty
        Morris, Manning & Martin, LLP